FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of the Securities Exchange Act of 1934

For the Month of March 2007

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached hereto is Registrant’s press release dated March 29, 2007 announcing that Registrant has provided a broadband satellite network which includes more than 3,000 VSATs for deployment at one of Europe’s large retail chains.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rael Kolevsohn —————————————— Rael Kolevsohn General Counsel

Dated March 29, 2007

Gilat provides broadband satellite network with more than 3,000 sites for major European retail chain

SkyEdge embedded IPTV solution will provide Digital Signage for chain’s stores

Petah Tikva, Israel, March 29, 2007 – Gilat Satellite Networks, Ltd. (Nasdaq: GILT), announced that it has provided a broadband satellite network which includes more than 3,000 VSATs for deployment at one of Europe’s large retail chains.

The network, based on Gilat’s SkyEdge Pro VSATs, will enable cost-effective and reliable broadband communications to be provided to thousands of the chain’s stores located in European countries. The network will be used for Point of Sale (POS) applications, ATM services and video and audio streaming.

As part of this deal, Gilat’s SkyEdge Pro VSATs are embedded with multi-media cards which will enable digital signage applications such as broadcasted targeted advertisements and in-store music to the chain’s stores. Based on IPTV technology, this solution provides efficient audio/video multicasting, including advanced video standards such as MPEG-4 and multi-language support for the chain’s different country locations.

Aharon Fuchs, Gilat’s regional vice president, Europe said “Gilat’s SkyEdge was the preferred choice because of its ability to deliver multiple, high-value applications to the customer on a unified and powerful system. The embedded IPTV capability was of particular importance for the chain, giving it the flexibility of providing localized targeted advertising and in-store music to suit consumers in different regions, while still maintaining the corporation’s brand and image.”

Gilat’s SkyEdge is a satellite communications platform that delivers high quality voice, broadband data and video services over a powerful unified system. The platform represents Gilat’s deep knowledge base and field-proven product offering, acquired through nearly two decades of experience. SkyEdge’s flexible architecture and efficient space segment utilization make it an ideal platform for operators and service providers.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems, which is a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 650,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Kim Kelly, Director of Corporate Marketing
Tel. + 972-3-925-2406; kimk@gilat.com